UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Corporate Update

On November 21, 2022, Iris Energy Limited (“Iris Energy,” the “Company,” “we” or “our” and, together with its subsidiaries, the “Group”) provided an update in relation to its three limited recourse equipment financing facilities (the “Facilities”) with separate wholly-owned special purpose vehicles of the Company (“Non-Recourse SPV 1,” “Non-Recourse SPV 2” and “Non-Recourse SPV 3,” and collectively the “Non-Recourse SPVs”), and also announced certain preliminary financial information and operational updates for the three months ended September 30, 2022 as well as certain additional preliminary financial information with respect to the month of October 2022.

•
Further to recent announcements, the Non-Recourse SPVs have received default and acceleration notices from the lender in respect of the Facilities, including a demand that each Facility be immediately repaid in full.

•
While no assurance can be provided as to what actions may be taken, the Company expects that the lender will take steps to enforce the indebtedness and its rights in the collateral securing the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3 (including the approximately 3.6 EH/s of miners securing such Facilities and other assets of such Non-Recourse SPVs).

•	As previously announced, the secured miners owned by Non-Recourse SPV 2 and Non-Recourse SPV 3 produce insufficient cash flow to service their respective debt financing obligations.

•
The Facilities were intentionally structured for prudent risk management to protect the underlying business and data center infrastructure the Group has built (i.e., without a parent company guarantee and without recourse to any other Group entities). The Group does not have any outstanding debt facilities other than the Facilities.

•	The Group has $53 million of cash and cash equivalents as of October 31, 2022 (excluding the Non-Recourse SPVs).

•
Following receipt of the purported acceleration notice on November 4, 2022, certain other subsidiaries of the Company terminated their respective hosting arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3, and none of the 3.6 EH/s of miners owned by such Non-Recourse SPVs are operating.  Excluding such miners, the Group has 2.4 EH/s of miners as of November 20, 2022 comprised of the following:

o	Approximately 1.1 EH/s of miners in operation (including approximately 0.2 EH/s of miners securing the Facility with Non-Recourse SPV 1)

o	Approximately 1.3 EH/s of miners in transit and/or pending deployment

•
The Group’s data center capacity and development pipeline are unaffected by the recent events in respect of the relevant Facilities. As a result of the termination of hosting arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3, the Group continues to explore opportunities to utilize its available data center capacity, recognizing the current scarcity of industry hosting data center capacity, and the prospect of utilizing $75 million of prepayments already made to Bitmain in respect of an additional 7.5 EH/s of contracted miners for further self-mining.

Update on Limited Recourse Equipment Financings

As previously announced by the Company, on November 4, 2022, the Non-Recourse SPVs received notices from the lender under their respective Facilities alleging the occurrence of certain defaults and potential events of default, and purporting to declare the loans under the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3 immediately due and payable.

Non-Recourse SPV 2 and Non-Recourse SPV 3 failed to make the scheduled principal payments under their respective Facilities by the extended due date on November 8, 2022. On November 15, 2022, Non-Recourse SPV 2 and Non-Recourse SPV 3 received a further notice from the lender under the Facilities alleging that the failure to make the scheduled principal payments constitutes an “Event of Default” under each applicable Facility after giving effect to applicable grace periods.

Further, on November 18, 2022, the Non-Recourse SPVs received a notice from the lender (the “Demand Notice”) stating that the entire principal amount of the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3, under which the lender claims there is aggregate outstanding indebtedness of approximately $107.8 million as of November 18, 2022 (including accrued interest and late fees), had been declared immediately due and payable pursuant to the November 4, 2022 purported acceleration notice. Such notice demanded payment in full with respect to each relevant Facility, and stated that if payment is not received in full by November 29, 2022, then the lender intends to take steps to enforce the indebtedness and its rights in the collateral securing the relevant Facilities, including bringing an application for the appointment of a receiver.

We do not expect that Non-Recourse SPV 2 and Non-Recourse SPV 3 will have sufficient funds or other resources to pay the amounts due upon acceleration of their respective Facilities in full, or that such Non-Recourse SPVs will be able to refinance, restructure or modify the terms of their Facilities. As a result, while no assurance can be provided as to what actions may be taken, we expect that the lender will take steps to enforce the indebtedness and its rights in the collateral securing the Facilities with Non-Recourse SPV 2 and Non-Recourse SPV 3 (including the approximately 3.6 EH/s of miners securing such Facilities and other assets of such Non-Recourse SPVs). Following receipt of the purported acceleration notice on November 4, 2022, certain other subsidiaries of the Company terminated their respective hosting arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3, and none of the approximately 3.6 EH/s of miners owned by such Non-Recourse SPVs are operating, which has materially reduced our operating capacity. See “Risk Factors” below.

As previously disclosed, the miners owned by Non-Recourse SPV 2 and Non-Recourse SPV 3 currently produce insufficient cash flow to service their respective debt financing obligations. In addition, the Company previously disclosed that, unless a suitable agreement is reached with the lender on modified terms for the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3, the Group does not intend to provide further financial support to such Non-Recourse SPVs.

In addition, the Demand Notice also purported to declare the entire principal amount of the Facility with Non-Recourse SPV 1, under which the lender claims there is aggregate outstanding indebtedness of approximately $1.0 million as of November 18, 2022 (including accrued interest), also immediately due and payable as a result of the alleged failure to maintain sufficient insurance. Such notice also demanded payment in full with respect to the relevant Facility, and stated that if payment is not received in full by November 29, 2022, then the lender intends to take steps to enforce the indebtedness and its rights in the collateral securing such Facility, including bringing an application for the appointment of a receiver. Non-Recourse SPV 1 had requested that the lender provide particulars of the alleged event of default with respect to such Facility, and is exploring its options in relation to such Facility (which may include disputing the purported acceleration of the Facility and/or repayment of the Facility ahead of the applicable maturity date). However, there can be no assurance that the lender will not be successful in accelerating such Facility and foreclosing on the collateral securing such Facility (including the approximately 0.2 EH/s of miners securing the Facility and other assets of Non-Recourse SPV 1). See “Risk Factors” below.

First Quarter Financial and Operational Update

The Company also announced certain preliminary financial information and operational updates for the three months ended September 30, 2022, as well as certain additional preliminary financial information with respect to the month of October 2022. All dollar amounts presented in this Report on Form 6-K are in United States Dollars unless otherwise stated, and all financial information for such periods is preliminary. See “Preliminary Financial Information” below.

Financial Update

Operating Results

•	Revenue for the three months ended September 30, 2022 was $16.2 million, an increase of $5.8 million compared to revenue for the three months ended September 30, 2021 of $10.4 million.

•
Electricity costs for the three months ended September 30, 2022 were $6.6 million, an increase of $5.0 million compared to electricity costs for the three months ended September 30, 2021 of $1.6 million.

Liquidity and Capital Resources

•	As of September 30, 2022:

o	The Group had cash and cash equivalents of $57.4 million, including any cash and cash equivalents held by the Non-Recourse SPVs

o	The Group had aggregate principal amount of loans outstanding of approximately $104.7 million

o	The Group had no debt facilities outstanding other than the Facilities

•	As of October 31, 2022:

o	The Group had cash and cash equivalents of $52.7 million, excluding any cash and cash equivalents held by the Non-Recourse SPVs

o
Non-Recourse SPV 1, Non-Recourse SPV 2 and Non-Recourse SPV 3 had approximately $1.1 million, $32.2 million and $71.2 million, respectively, in aggregate principal amount of loans outstanding under their respective Facilities

o
The respective Facilities were secured by approximately 0.2 EH/s, 1.6 EH/s and 2.0 EH/s of miners owned by Non-Recourse SPV 1, Non-Recourse SPV 2 and Non-Recourse SPV 3, respectively, as well as other assets of each Non-Recourse SPV. The lender to each Non-Recourse SPV has no recourse to, and no cross collateralization with respect to, assets of the Company or any of its other subsidiaries pursuant to the terms of the Facilities

o	The Group had no debt facilities outstanding other than the Facilities

Operational Update

•
For the three months ended September 30, 2022, average operating hashrate for the Group was 2,009 PH/s (an increase of 478% compared to the three months ended September 30, 2021), and 780 Bitcoin were mined (an increase of 223% compared to the three months ended September 30, 2021).

o	For the month ending October 31, 2022, the average operating hashrate for the Group was 3,903 PH/s

•
Following receipt of the purported acceleration notice on November 4, 2022, certain other subsidiaries of the Company have terminated their respective hosting arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3 pursuant to which they provided such Non-Recourse SPVs with data center capacity and power, and none of the approximately 3.6 EH/s of miners owned by such Non-Recourse SPVs are operating. As a result, the Group has approximately 90MW of additional data center capacity available as of November 20, 2022.

•	Excluding the miners securing the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3, the Group has approximately 2.4 EH/s of miners as of November 20, 2022 comprised of the following:

o	Approximately 1.1 EH/s of miners in operation (including approximately 0.2 EH/s of miners securing the Facility with Non-Recourse SPV 1)

o	Approximately 1.3 EH/s of miners in transit and/or pending deployment

•
The Group continues to assess installation plans for the balance of the Group’s miners. In addition, the Group continues to explore opportunities to utilize its available data center capacity to either host third-party miners or to self-mine utilizing additional miners that the Company elects to purchase (or a combination thereof), recognizing the current scarcity of industry hosting data center capacity, and the prospect of utilizing approximately $75 million of prepayments already made to Bitmain by a subsidiary of the Company that is not a Non-Recourse SPV in respect of an additional 7.5 EH/s of contracted miners for further self-mining. The Group continues to explore strategic options to further monetize its assets, including the $75 million of prepayments already made to Bitmain.

•
Furthermore, the Company is continuing with its previously announced development and construction work at its Mackenzie site in British Columbia, Canada. Construction and energization of the 600MW Childress site in Texas, U.S. also continues to progress. Decisions around how much, and when, data center capacity above an initial 20MW will be built at Childress are being assessed with consideration to the data center capacity available in British Columbia as a result of the termination of the hosting arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3.

Upcoming Investor Update

The Company intends to provide an investor briefing in December 2022, providing a more fulsome update on the Company’s go-forward opportunities and business strategy.

Risk Factors

In connection with the updates and developments described in this Report on Form 6-K, the Company is supplementing the risk factors set forth in Item 3.D. of its Annual Report on Form 20-F for the fiscal year ended June 30, 2022 filed with the SEC on September 13, 2022 with the following additional risk factor, which should be read in conjunction with the other risk factors set forth in such Annual Report on Form 20-F and in the Company’s other filings with the Securities and Exchange Commission.

We have received notices of acceleration with respect to each of our equipment financing facilities, which is expected to result in foreclosure upon the collateral securing such debt and will have a material adverse effect on our business, financial condition, cash flows and results of operations and may cause the market value of our ordinary shares to decline.

We have a significant amount of indebtedness, all of which has been incurred by certain wholly-owned special purpose vehicles (“Non-Recourse SPV 1,” “Non-Recourse SPV 2” and “Non-Recourse SPV 3,” and collectively the “Non-Recourse SPVs”) of the Company pursuant to three limited recourse equipment financing facilities (the “Facilities”) that are secured by assets of the relevant Non-Recourse SPVs, including a portion of our miners that are owned by the relevant Non-Recourse SPVs. As of September 30, 2022, we had approximately $104.7 million aggregate principal amount of loans outstanding under such Facilities secured by assets of the relevant Non-Recourse SPVs, including miners representing an aggregate of approximately 3.8 EH/s.

We announced in November 2022 that the miners owned by Non-Recourse SPV 2 and Non-Recourse SPV 3 that secure their respective Facilities produce insufficient cash flow to service their respective debt financing obligations. As of September 30, 2022, we had approximately $103.4 million aggregate principal amount of loans outstanding under such Facilities. Such Facilities are secured by approximately 3.6 EH/s of miners, as well as other assets of the applicable Non-Recourse SPV (such as any cash and cash equivalents, prepayments, tax assets, and any other receivables relating to such Non-Recourse SPVs and miners).

On November 4, 2022, the Non-Recourse SPVs received notices from the lender under their Facilities (a) alleging the occurrence of certain defaults with respect to the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3, which notice claimed that such Non-Recourse SPVs had failed to engage in good faith restructuring discussions and that such failure resulted in a payment default, and purported to declare the loans under such Facilities immediately due and payable, and (b) alleging the occurrence of a potential event of default with respect to each of the three Facilities, which notice claimed that each Non-Recourse SPV had failed to maintain sufficient insurance. Non-Recourse SPV 2 and Non-Recourse SPV 3 failed to make the scheduled principal payments under their respective Facilities by the extended due date on November 8, 2022, and such Non-Recourse SPVs received a further notice on November 15, 2022 alleging an event of default as a result of the failure to make such principal payments.

Further, on November 18, 2022, the Non-Recourse SPVs received a notice from the lender (a) stating that the entire principal amount of the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3, under which the lender claims there is aggregate outstanding indebtedness of approximately $107.8 million as of November 18, 2022 (including accrued interest and late fees), had been declared immediately due and payable pursuant to the November 4, 2022 purported acceleration notice, and (b) purporting to declare the entire principal amount of the third Facility, under which the lender claims there is aggregate outstanding indebtedness of approximately $1.0 million as of November 18, 2022 (including accrued interest), also immediately due and payable as a result of the alleged failure to maintain sufficient insurance. Such notice demanded payment in full with respect to each Facility, and stated that if payment is not received in full by November 29, 2022 then the lender intends to take steps to enforce the indebtedness and its rights in the collateral securing the Facilities, including bringing an application for the appointment of a receiver.

We do not expect that Non-Recourse SPV 2 and Non-Recourse SPV 3 will have sufficient funds or other resources to pay the amounts due upon acceleration of their respective Facilities in full, or that such Non-Recourse SPVs will be able to refinance, restructure or modify the terms of their Facilities. As a result, while no assurance can be provided as to what actions may be taken, we expect that the lender will take steps to enforce the indebtedness and its rights in the collateral securing the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3 (including the approximately 3.6 EH/s of miners securing such Facilities and other assets of such Non-Recourse SPVs). Following receipt of the purported acceleration notice on November 4, 2022, certain other subsidiaries of the Company terminated their respective hosting arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3, and none of the approximately 3.6 EH/s of miners owned by such Non-Recourse SPVs are operating, which has materially reduced our operating capacity. Non-Recourse SPV 1 had requested that the lender provide particulars of the alleged event of default with respect to its Facility, and is exploring its options in relation to such Facility (which may include disputing the purported acceleration of the Facility and/or repayment of the Facility ahead of the applicable maturity date). However, there can be no assurance that the lender will not be successful in accelerating such Facility and foreclosing on the collateral securing such Facility (including the approximately 0.2 EH/s of miners securing such Facility and other assets of Non-Recourse SPV 1).

The lender may also seek to pursue other remedies available to it with respect to each Facility (including seeking the appointment of a receiver or otherwise seeking to recover against any assets of the relevant Non-Recourse SPV), which could lead to bankruptcy or liquidation of the relevant Non-Recourse SPV. The lender under each Facility could also bring claims against the Company and/or its other subsidiaries, which could result in litigation, substantial costs and divert management’s attention and resources and, if successful, could also result in significant liability for the Company and/or its other subsidiaries.

We expect that the foregoing will have a material adverse effect on our business, financial condition, cash flows and results of operations, and may also cause the market value of our ordinary shares to decline. In addition, the foregoing could also have a material adverse effect on our ability to continue as a going concern, which may exacerbate the risks described under “Item 3.D—Risk Factors—General Risk Factors—There is substantial doubt about our ability to continue as a going concern” in our Annual Report on Form 20-F. As a result, an investment in our ordinary shares is highly speculative.

If at any time we have additional special purpose vehicles that are borrowers under equipment financing or other facilities, such borrowers could be subject to similar risks to those described above. In particular, the ability of any such borrowers to satisfy obligations under any such facilities may be adversely impacted by fluctuations in the price of Bitcoin, the Bitcoin network global hashrate and other factors outside our control, including those described under “Item 3.D—Risk Factors—Risks Related to Our Bitcoin Mining Business” in our Annual Report on Form 20-F. To the extent any such other borrowers are unable to make required payments on their debt obligations or they are otherwise unable to comply with covenants under such facilities, a default or event of default may be triggered under such debt obligations. There can be no assurance that any such borrower would be able to restructure, refinance or modify any such facility or obtain a waiver on commercially reasonable terms or otherwise, in which case the relevant lender could seek to accelerate such debt and pursue one or more remedies available to it, including foreclosing on any applicable collateral, any of which could lead to bankruptcy or liquidation of the relevant borrower.

Preliminary Financial Information

The Company has not prepared financial statements for the three months ended September 30, 2022 and, therefore, the financial information for the three months ended September 30, 2022 included in this Report on Form 6-K is preliminary and subject to change. In addition, the financial information for the month of October 2022 included in this Report on Form 6-K is preliminary. Preliminary financial information for the three months ended September 30, 2022 and for the month of October 2022 is not subject to the same closing procedures as our fiscal periods for which we prepare audited or unaudited financial statements. Such preliminary financial information is based upon information available to the Company as of the date of this Report on Form 6-K, and may differ materially from the Group’s actual results, where applicable, upon completion of the Group’s financial closing procedures, final adjustments and completion of the review of the Group’s financial statements for fiscal periods that include the three months ended September 30, 2022 or the month of October 2022, as applicable. The Company’s independent registered public accounting firm, Armanino LLP, has not reviewed, and does not express an opinion with respect to, any of the preliminary financial information included in this Report on Form 6-K. The preliminary financial information included in this Report on Form 6-K does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this Report on Form 6-K.

Forward-Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to, the Company’s expected power capacity and operating capacity, and the impact of an event of default and/or acceleration of amounts due under limited recourse equipment financing arrangements in the Company’s special purpose vehicles. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and while no assurance can be provided as to what actions may be taken, we expect such lender will take steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans (and potentially all such loans) and other assets securing such loans, which would result in the loss of the relevant Bitcoin miners securing such loans and materially reduce the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact the Company’s financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly-owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022 filed with the SEC on September 13, 2022, as such factors may be updated from time to time in its other filings with the SEC (including this Report on Form 6-K), accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this Report on Form 6-K. Any forward-looking statement that Iris Energy makes in this Report on Form 6-K speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-261320) of Iris Energy Limited and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: November 21, 2022	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director